UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Cancellation of Treasury Shares

1. Class and number of shares to be retired	Common stock	255,428
	Different classes of stocks	-
2. Total number of shares issued	Common stock	84,571,230
	Different classes of stocks	-
3. Par value per share (KRW)		5,000
4. Estimated amount of retirement (KRW)		100,000,062,000
5. Scheduled period of share buyback for retirement	Start date	July 15, 2024
	End date	October 14, 2024
6. Acquisition method of shares to be retired		Purchase in exchange
7. Scheduled retirement date		-
8. Securities firms entrusted with share buyback		Samsung Securities Co., Ltd.
9. Date of board resolution (decision date)		July 12, 2024
- Attendance of outside directors	Present (No.)	5
	Absent (No.)	1
- Attendance of auditors (members of Audit Committee who are not outside directors)		-
10. Subject to reporting to the Fair Trade Commission		Not Applicable

11. Other matters to be factored into investment decisions

- This cancellation of treasury shares is based on the resolution of the Board of Directors to cancel treasury shares previously purchased within the scope of dividends available and therefore, there is no reduction of capital following this cancellation.

- Legal basis of cancellation of treasury shares : Article 343 Paragraph 1 of the Commercial Act

- POSCO Holdings plans to cancel all of the treasury shares following the completion of the treasury shares repurchase as resolved by the board of directors. For detailed information regarding the acquisition of the treasury shares, please refer to the disclosure entitled ‘Decision on Acquisition of Treasury Stock’ furnished on July 12, 2024 and ‘Result of Treasury Stock Disposal’ that will be furnished after the share cancellation.

- Above ‘4. Estimated amount of retirement (KRW)’ is the amount obtained by multiplying the number of treasury shares subject to cancellation by the closing price (KRW 391,500) of the day before board resolution date and the actual amount of cancellation is subject to change due to the fluctuations in the stock price.

- In Regard to the above ‘7. Scheduled retirement date’ above, POSCO Holdings plans to cancel all of the shares newly purchased without any delay, and the actual date is subject to change following consultations with relevant authorities.

	ø Related disclosure	Please refer to ‘Decision on Acquisition of Treasury Stocks’ furnished on July 12, 2024 for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 12, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President